Exhibit B

Offer to Purchase

Delaware Wilshire Private Markets Master Fund

Regular Mail

Delaware Wilshire Private Markets Master Fund

c/o SS&C Global Investor and Distribution Solutions, Inc.

P.O. Box 219914

Kansas City, MO 64121

Offer to Purchase Shares

Dated February 28, 2024

Letters of Transmittal Tendering Shares

Must Be Received by

Delaware Wilshire Private Markets Master Fund by

4:00 p.m., Eastern Time, on March 28, 2024

Withdrawal Rights Will Expire at

4:00 p.m., Eastern Time, on March 28, 2024,

Unless the Offer is Extended

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.

Date	Name of Date	Definition
January 31, 2024	Prior NAV Calculation Date	the last date before the Commencement Date for which the Fund completed the calculation of its net asset value. The Fund’s NAV as of February 29, 2024 is not yet available as of the date of the mailing of these Offer materials.
February 28, 2024	Commencement Date	the date as of which the Offer commenced
March 28, 2024	Notice Date	the date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
March 28, 2024	Tender Withdrawal Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
March 28, 2024	Valuation Date	the date as of which the net asset value of the Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer, the last day of the month immediately following the month in which the Tender Withdrawal Date occurs

*	Dates subject to change in the event that the Fund properly authorizes an extension of time during which the Offer is pending. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

Delaware Wilshire Private Markets Master Fund, a closed-end, non-diversified, management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase shares of the Fund (the “Shares”) from shareholders of the Fund (“Shareholders”) for cash on the terms and conditions set out in this “Offer to Purchase” and the related “Letter of Transmittal,” which, together, constitute the “Offer.” (As used in this Offer, the term “Shares” will refer to the Institutional Class Shares of beneficial interest of ownership in the Fund). Specifically, the Fund is offering to purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date, and each Share tendered for purchase will be purchased at the net asset value per Share calculated as of the Valuation Date. (Net asset value per Share is equal to (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of Shares outstanding). Shareholders desiring to tender Shares for purchase must do so by 4:00 p.m., Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 4:00 p.m., Eastern time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares until 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, in the event of any extension of the Offer, by 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). If the Fund elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined at the close of business on the last business day of the month immediately following the month in which the Tender Withdrawal Date occurs. This Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but this Offer is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Second Amended and Restated Agreement and Declaration of Trust dated June 24, 2021 (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

The Delaware Wilshire Private Markets Fund and the Delaware Wilshire Private Markets Tender Fund (each a “Feeder Fund” and collectively, the “Feeder Funds”), separate Delaware statutory trusts also registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as non-diversified, closed-end management investment companies, invest substantially all of their assets in the Fund. The Fund and the Feeder Funds have the same investment objective and identical investment policies. In light of the master-feeder investment structure, each Feeder Fund, to satisfy tender requests made pursuant to a separate tender offer conducted contemporaneously by each Feeder Fund, will seek to liquidate all or a portion of its investment in the Fund.

Shareholders should realize that the value of the Shares tendered in this Offer likely will change between the Prior NAV Calculation Date and the Valuation Date. Each Shareholder tendering Shares should also note that, with respect to the Shares tendered and accepted for purchase by the Fund, such Shareholder will remain a Shareholder in the Fund through the Valuation Date, as of which the net asset value of its Shares is calculated. Any tendering Shareholder wishing to obtain the Fund’s and the Feeder Funds’ NAV per share as of February 29, 2024 or an estimated net asset value of its Shares should contact the Fund at P.O. Box 219914, Kansas City, MO 64121 or one of the Fund’s dedicated account representatives at (855) 520-7711, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time.

Shareholders desiring to tender Shares in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Fund in the manner set out below.

Special Note for Shareholders Invested Through Traditional IRAs and Similar Accounts

Federal income tax rules may require you, under certain circumstances, to take “required minimum distributions” (or RMDs) from one or more of your IRAs or similar accounts every year. Affected Shareholders seeking RMDs by participating in the Fund’s tender offers must heed established tender offer deadlines and cannot expect extensions or exceptions. The deadlines apply to all Shareholders. Please plan accordingly.

Important

None of the Fund, Delaware Management Company, a series of Macquarie Investment Management Business Trust (in its capacity as the Fund’s investment adviser, the “Adviser”), Wilshire Advisors LLC (in its capacity as the Fund’s investment sub-adviser, the “Sub-Adviser” and collectively with the Adviser, the “Advisers”) and the Fund’s Board of Trustees (the “Board of Trustees”) makes any recommendation to any Shareholder as to whether to tender, or refrain from tendering, Shares. Each Shareholder must make its own decision whether to tender Shares and, if it chooses to do so, how many Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on its own financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether any Shareholder should tender Shares pursuant to the Offer. No person has been authorized to give any information, or to make any representations, in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

This transaction has not been approved or disapproved by the Securities and Exchange Commission, nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund at:

Overnight Delivery: Delaware Wilshire Private Markets Master Fund c/o SS&C Global Investor and Distribution Solutions, Inc. 430 W. 7th St. Kansas City, MO 64105	Regular Mail: Delaware Wilshire Private Markets Master Fund c/o SS&C Global Investor and Distribution Solutions, Inc. P.O. Box 219914 Kansas City, MO 64121

You may also contact the Fund at (855) 520-7711 between 9:00 am and 6:00 pm Eastern time.

The Fund and Advisers do not render advice on tax and tax accounting matters to Shareholders and clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

TABLE OF CONTENTS

1.	SUMMARY TERM SHEET	B-6
2.	BACKGROUND AND PURPOSE OF THE OFFER	B-7
3.	OFFER TO PURCHASE AND PRICE	B-8
4.	AMOUNT OF TENDER	B-8
5.	PROCEDURE FOR TENDERS	B-9
6.	WITHDRAWAL RIGHTS	B-9
7.	PURCHASES AND PAYMENTS	B-10
8.	CERTAIN CONDITIONS OF THE OFFER	B-10
9.	CERTAIN INFORMATION ABOUT THE FUND	B-11
10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES	B-11
11.	MISCELLANEOUS	B-14

1.	SUMMARY TERM SHEET.

This Summary Term Sheet highlights certain information concerning this Offer. For a full understanding of the Offer and for a more complete discussion of the terms and conditions of the Offer, please carefully read this entire Offer to Purchase and the related Letter of Transmittal. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date. The Fund will purchase each Share you tender for purchase at its net asset value (that is, (a) the difference between the value of the Fund’s assets and the value of the Fund’s liabilities, divided by (b) the number of outstanding Shares of the Fund) calculated as of the Valuation Date. If you desire to tender Shares for purchase, you must do so by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). The net asset value of Shares will be calculated for this purpose as of the Valuation Date.

•	The Feeder Funds, separate Delaware statutory trusts also registered under the 1940 Act as non-diversified, closed-end management investment companies, invest substantially all of their assets in the Fund. The Fund and the Feeder Funds have the same investment objective and identical investment policies. In light of the master-feeder investment structure, each Feeder Fund, to satisfy tender requests made pursuant to a separate tender offer conducted contemporaneously by each Feeder Fund, will seek to liquidate a portion of its investment in the Fund.

•	You may tender all or a portion of your Institutional Class Shares.

•	The Fund reserves the right to extend the Offer, adjusting as necessary the Notice Date, the Tender Withdrawal Date, and the Valuation Date.

•	If the Fund accepts the tender of any of your Shares, the Fund will pay you the proceeds from one or more of the following sources: cash on hand, including from additional subscriptions of Shares, the proceeds of the sale of portfolio securities held by the Fund, or borrowings. See Section 7.

•	Following this Summary Term Sheet is a formal notice of the Offer to Purchase your Shares. If you desire to tender Shares for purchase, you must do so by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date). You have the right to change your mind and withdraw any tenders of your Shares until 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, until 4:00 p.m., Eastern time, on any later Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date, a Shareholder will also have the right to withdraw its tender of its Shares after such expiration. See Section 6.

•	If you would like the Fund to purchase any of your Shares, you should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver the Letter of Transmittal, enclosed with our Offer, to the Fund at either of the following addresses:

Overnight Delivery: Delaware Wilshire Private Markets Master Fund c/o SS&C Global Investor and Distribution Solutions, Inc. 430 W. 7th St. Kansas City, MO 64105	Regular Mail: Delaware Wilshire Private Markets Master Fund c/o SS&C Global Investor and Distribution Solutions, Inc. P.O. Box 219914 Kansas City, MO 64121

or (ii) fax it to the Fund at (833)-750-0310, so that it is received before 4:00 p.m., Eastern time, on the Notice Date. See Section 5. The value of your Shares may change between the Prior NAV Calculation Date and the Valuation Date. See Section 3.

•	As of the close of business on the Prior NAV Calculation Date, there were 2,849,292.744 Institutional Class Shares of the Fund outstanding, and the Fund’s net asset value per share was $11.17. As of the close of business on the Prior NAV Calculation Date, the aggregate net asset value of the Fund was $31,838,658.45. If you would like to obtain the Fund’s NAV per share as of February 29, 2024 and an estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from the managers of the investment funds in which we invest, you may contact one of our dedicated account representatives at (855) 520-7711 or at the address listed on the cover page to this Offer to Purchase, Monday through Friday (except holidays), from 9:00 a.m. to 6:00 p.m., Eastern time. See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The Prospectus provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Fund expects that the Board of Trustees will authorize the Fund to purchase Shares from Shareholders generally annually.

The purpose of this Offer is to provide liquidity to Shareholders ahead of a transaction (the “Transaction”) among the Adviser, the Sub-Adviser and a separate registered investment adviser (“RIA”), as described below under “Discussion of the Transaction.”

Discussion of the Transaction. On March 28, 2024, which is the Valuation Date, the Transaction among the Adviser, the Sub-Adviser, and the RIA is expected to close (the “Closing Date”). Pursuant to the Transaction, and effective as of the Closing Date, (i) the Adviser will no longer serve as the Fund’s investment adviser, and the Sub-Adviser will serve as the Fund’s new investment adviser pursuant to a new investment advisory agreement (“New Investment Advisory Agreement”), if approved by the Fund’s Shareholders; (ii) the Adviser, which holds more than 99% of the Feeder Funds’ outstanding shares as of the Prior NAV Calculation Date, will tender all of its shares for repurchase by the Feeder Funds pursuant to separate tender offers by each of the Feeder Funds; and (iii) clients of the RIA, and the Sub-Adviser, will purchase, on the Closing Date, shares of the Feeder Funds in, at least, an amount equal to all shares tendered by the Adviser and any other shareholders in the Feeder Funds’ tender offers (“New Shares”). The Transaction is subject to certain conditions and approvals, including the approval of the New Investment Advisory Agreement by the Fund’s Shareholders on or before the Closing Date, and the purchase of a sufficient amount of New Shares by clients of the RIA and the Sub-Adviser. If the Sub-Adviser or clients of the RIA fail to purchase sufficient New Shares to facilitate the repurchase of 100% of the Feeder Funds’ shares, the Adviser has agreed to reduce the amount of its withdraw request in the Feeder Funds to match the number of New Shares purchased.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited except under certain limited circumstances as described in the Prospectus, the Board of Trustees has determined to cause the Fund to make this Offer, after consideration of various matters, including without limitation those set out in the Prospectus and the recommendations of the Advisers. The Advisers intend to recommend to the Board of Trustees to commence a repurchase program generally annually, but the Board of Trustees may determine not to accept such recommendations from time to time.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders who do not tender Shares. Shareholders who retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Shares may result in Shareholders who do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional purchases of Shares are made by new and existing investors from time to time, although there can be no assurances that such new or additional purchases will occur. However, and as discussed above, it is anticipated that as part of the Transaction, clients of the RIA and the Sub-Adviser will make additional purchases of New Shares in an amount equal to the number of Shares tendered by all Shareholders as of the Valuation Date. Payment for Shares purchased pursuant to the Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser or Sub-Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Shares tendered to the Fund in connection with the Offer will be retired.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that the Offer is set to expire on the Tender Withdrawal Date (or, if the Offer is extended, the latest applicable Tender Withdrawal Date) and that, if you desire to tender Shares for purchase, you must do so by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date). With respect to the Shares you are tendering which are accepted for purchase by the Fund, you remain a Shareholder of the Fund through the Valuation Date, when the net asset value of your Shares is calculated.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will purchase Shares in an amount up to 100% of the Shares outstanding as of the Valuation Date (based on the Fund’s net asset value calculated as of the Valuation Date), tendered by Shareholders, by 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, by 4:00 p.m., Eastern time, on the latest applicable Notice Date), and not withdrawn (as provided in Section 6 below) before 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). The Fund reserves the right to extend, amend, or cancel the Offer as described in Sections 4 and 8 below. The value of each Share tendered for purchase will be the net asset value per Share as of the Valuation Date, payable as set out in Section 7.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, Shareholders may tender their Shares in any amount. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to 100% of the Fund’s outstanding Shares as of the Valuation Date, the Fund will, on the terms, and subject to the conditions, of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer or to postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. Because the Offer is for 100% of the Fund’s outstanding Shares as of the Valuation Date, the Offer cannot be oversubscribed. The Offer may be extended, amended, or canceled in various other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by the Notice Date (or, if the Offer is extended, by the latest applicable Notice Date) a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to the Fund, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by fax, no later than 4:00 p.m., Eastern time, on the Notice Date (or, if the Offer is extended, no later than 4:00 p.m., Eastern time, on the latest applicable Notice Date).

The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact the Fund at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election, and complete risk, of the Shareholder tendering Shares, which may include without limitation the failure of the Fund to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt), and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of, or payment for, which would, in the opinion of the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Advisers, or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

A tender of Shares may be withdrawn by a Shareholder at any time before 4:00 p.m., Eastern time, on the Tender Withdrawal Date (or, if the Offer is extended, before 4:00 p.m., Eastern time, on the latest applicable Tender Withdrawal Date). Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the 1934 Act, if the Fund has not yet accepted a Shareholder’s tender of Shares after the expiration of 40 business days from the Commencement Date (if the Fund elects to extend the period of time during which the Offer is pending such that the tender period extends 40 or more business days from the Commencement Date), a Shareholder will also have the right to withdraw its tender of its Shares after such expiration. To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENTS.

For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of tendered Shares as, if, and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tender and purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the net asset value thereof as of the Valuation Date, after giving effect to all allocations to be made as of that date. The value of the Fund’s net assets is determined as of the close of the Fund’s business on the last business day of each month in accordance with procedures as may be determined from time to time in accordance with the valuation policies and procedures adopted by the Adviser and approved by the Board. The Fund will not pay interest on the repurchase amount.

Following the Valuation Date, each Shareholder tendering Shares will receive its full payment on or before the fifteenth business day after the Valuation Date.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand and possibly borrowings. None of the Fund, the Advisers, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by new and existing Shareholders or from the proceeds of the sale of securities held by the Fund.

8.	CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. In the event that the Fund so elects to extend the tender period, the net asset value, and, hence, the purchase amount, of the tendered Shares will be determined as of the close of business on the last day of the month following the month in which the Offer expires. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer, or postpone the acceptance of tenders made pursuant to the Offer, if: (a) the Fund would not be able to liquidate portfolio securities in an orderly manner consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund or a Feeder Fund, (ii) declaration of a banking moratorium by federal or state authorities, or suspension of payment by banks in the United States or New York State, which is material to the Fund or a Feeder Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities, or other international or national calamity directly or indirectly involving the United States which is material to the Fund or a Feeder Fund, (vi) material decrease in the net asset value of the Fund or a Feeder Fund from the net asset value of the Fund or a Feeder Fund most recently calculated as of the Commencement Date, or (vii) other event or condition which would have a material adverse effect on the Fund or a Feeder Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) if clients of the RIA fail to purchase sufficient New Shares to facilitate the repurchase of 100% of the Fund’s Shares; or (d) the Board of Trustees determines that it is not in the best interest of the Fund or a Feeder Fund to purchase Shares pursuant to the Offer.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the 1940 Act as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund’s principal office is located at One Freedom Valley Drive, Oaks, Pennsylvania 19456, and its telephone number is (610)-676-1000. Shares are not traded on any established trading market and are subject to strict restrictions on transferability as set forth in the Prospectus.

Except for the items identified in the Discussion of the Transaction under Item 2, above, none of the Fund, the Advisers, or the Board of Trustees has any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Shares (other than through the continued acceptance of subscriptions for Shares by eligible shareholders from time to time) or the disposition of Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund, including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer of the Fund (each, an “Executive Officer” and collectively, the “Executive Officers”); (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the amount offered for the purchase of Shares pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Based on the number of Shares outstanding as of the Prior NAV Calculation Date, none of the Trustees or Executive Officers of the Fund beneficially own any Shares of the Fund.

On December 1, 2023, the Adviser purchased approximately 122,050 additional shares of the Delaware Wilshire Private Markets Fund at the Delaware Wilshire Private Markets Fund’s NAV of $12.29 per share in accordance with the procedures set forth in the Delaware Wilshire Private Markets Fund’s Prospectus. As a Feeder Fund to the Fund, the Delaware Wilshire Private Markets Fund invested the proceeds of these shares to purchase Shares of the Fund. There have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, the Officers, or any person controlling the Fund or the Adviser.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The below disclosure is written from the perspective of the ultimate beneficial Shareholder of the Fund unless noted otherwise. The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund. Whether a sale of Shares pursuant to the Offer constitutes a “meaningful reduction” in the Fund will depend on the particular facts and circumstances. However, the Internal Revenue Service (“IRS”) has indicated that a small reduction in a Shareholder’s interest may constitute a “meaningful reduction” when the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs, and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests have been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 0%, 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts. If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits (as calculated for U.S. federal income tax purposes).

To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and profits or assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury Regulations Section 1.305-3(b)(3) that results in an increase to other shareholders’ proportionate interests.

The Fund is not a “publicly offered regulated investment company” within the meaning of Section 67(c)(2)(B) of the Code and will be subject to limitations on the deductibility of certain “preferential dividends.” In general, a dividend is preferential unless it is distributed pro rata to Shareholders, with no preference to any share of stock compared with other shares of the same class, and with no preference to one class as compared with another class, except to the extent the class is entitled to a preference. If the IRS or a court were to determine that the Fund paid a preferential dividend, then all such dividends paid with respect to the class of stock for which the preferential dividend was paid would not be deductible by the Fund and the Fund could lose its tax status as a regulated investment company (“RIC”) within the meaning of Subchapter M of the Code. In that case, the Fund’s taxable income (including its net capital gain) would be subject to federal corporate tax at the regular 21% rate without any deduction for distributions to its Shareholders, and such distributions would be taxable as ordinary dividends to the extent of the Fund’s current and accumulated earnings and profits (as calculated for federal income tax purposes). In addition, the Fund’s failure to qualify as a RIC would have an adverse impact on the Feeder Funds’ ability to qualify as RICs, which could result in additional negative consequences to the Feeder Funds’ Shareholders.

Foreign Shareholders. Any payments (including constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation that does not hold his, her or its Shares in connection with a trade or business conducted in the United States (a “Foreign Shareholder”) that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). The Fund may, under certain circumstances, report all or a portion of a dividend as an “interest-related dividend” or a “short-term capital gain dividend,” which would generally be exempt from this 30% U.S. withholding tax, provided certain other requirements are met. A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

FATCA Withholding. Under legislation known as “FATCA” (the Foreign Account Tax Compliance Act), a U.S. withholding tax of 30% will apply to payments to certain foreign entities of U.S.-source interest and dividends unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied. A Foreign Shareholder may be exempt from the withholding described in this paragraph under an applicable intergovernmental agreement between the U.S. and a foreign government, provided that the shareholder and the applicable foreign government comply with the terms of the agreement. The Fund will not pay additional amounts in respect to any amounts withheld. Foreign Shareholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and sale or disposition of the Fund’s common shares.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed IRS Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer, or tenders pursuant thereto, would not be in compliance with the laws of such jurisdiction. The Fund reserves the right, however, to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided that the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to investors pursuant to Rule 30b1-1 under the 1940 Act, and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated herein by reference in their entirety:

•	Audited financial statements for the fiscal year ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 9, 2023; and

•	Audited financial statements for the fiscal year ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to this Offer. A free copy of such statement may be obtained by contacting the Fund at the address and telephone number set out on the first page of the Letter of Transmittal or from the Securities and Exchange Commission’s internet website, http://www.sec.gov.